Exhibit 4.9
R.V.B. HOLDINGS LTD.
2011 SHARE OPTION PLAN

1.	Purpose

The purpose of this Share Option Plan is to provide an incentive to retain, in the employ of R.V.B. Holdings Ltd. and its Affiliates, persons of training, experience and ability, to attract new employees, officers and directors whose services are considered valuable, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates, by providing them with shares of the Company and/or options to purchase Shares of the Company

2.	Definitions

2.1	Defined Terms

Initially capitalized terms, as used in this Plan, shall have the meaning ascribed thereto as set forth below:

“Administrator”
means the Board of Directors of the Company, or a committee to which the Board of Directors shall have delegated power to act on its behalf with respect to the Plan.  Subject to the Articles of Association of the Company, as may be amended from time to time, the Administrator, if it is a committee, shall consist of such number of members (but not less than two (2)) as may be determined by the Board.

“Affiliate(s)”	means a present or future company that either Controls the Company or is Controlled by the Company.
“Allocate” or “Allocated”	with respect to Options and Shares, means the allocation of Options and/or Shares, as the case may be, by the Company to the Trustee on behalf of a Participant.
"Cashless Options"	shall have the meaning set forth in Section 7.4 (B)
“Cause”
means, when used in connection with the termination of a Participant's employment with, or service to the Company or an Affiliate.  As a result of a basis for termination, including, but not limited to: dishonesty toward the Company or Affiliate, insubordination, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential information, and conduct substantially prejudicial to the business of the Company or Affiliate; or any substantial breach by the Participant of (i) his or her employment or service agreement or (ii) any other obligations toward Company or Affiliate.

“Commencement Date”
means the date of commencement of the vesting schedule with respect to a Grant of Options and Grant of Shares which, unless otherwise determined by the Administrator, shall be the date on which such Grant of Options or Grant of Shares, as applicable, shall be Allocated.

“Company”	means R.V.B. Holdings Ltd., a company incorporated under the laws of the State of Israel.

“Control” or “Controlled”	shall have the meaning ascribed thereto in Section 102.
“Disability”
means total and permanent physical or mental impairment or sickness of a Participant, making it impossible for the Participant to continue such Participant’s employment with or service to the Company or Affiliate.

“Exercise Date”	the date on which the Notice of Exercise has been delivered as specified in Section 7.4(A), and if such date is not a business day, the first business day following such date.
“Exercise Price”
means, the price determined by the Administrator in accordance with Section 7.1 below which is to be paid to the Company in order to exercise a granted Option and convert such Option into Underlying Shares, or in the event of Grant of Shares, in consideration for the shares granted.

“Grant Letter”
means a letter from the Company or Affiliate to a Participant in which the Participant is notified of the decision to Grant to the Participant of Options or Shares, as the case may be, according to the terms of the Plan. The Grant Letter shall specify (i) the Tax Track that the Company chooses according to Section 11 of the Plan; (ii) the Exercise Price or the Purchase Price, as applicable; and (iii) the number of Options or Shares, as the case may be, Granted to the Participant.

“Grant of Options”	With respect to Options, means the grant of Options by the Company to a Participant pursuant to a Letter of Grant.
”Grant of Shares”	With respect to Shares, means the grant of Shares by the Company to a Participant pursuant to a Letter of Grant. Shares granted under a Grant of Shares will also be referred to as “Granted Shares”.
“Holding Period”
means the period in which the Allocated Options or Allocated Shares, as applicable, granted to a Participant or, with respect to Options, upon exercise thereof the Underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102, and pursuant to the Tax Track which the Company selects.

“Law”	means the laws of the State of Israel as are in effect from time to time.
“Merger Transaction”
(i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the shares of the capital stock of the Company; or (iii) a merger, consolidation or like transaction of the Company with or into another corporation.

“Notice of Exercise”	shall have the meaning set forth in Section 7.4 below.

“Option”	means an option to purchase one Share of the Company.
“Participant”
means an employee, officer or director of the Company or any Affiliate (provided that such person does not Control the Company), on behalf of whom an Option and/or a Share is Allocated pursuant to the Plan.

“Plan” or “Option Plan”	means this Share Option Plan, as may be amended from time to time.
“Purchase Price”	means with respect to Granted Shares, the consideration due for each such Granted Share, which consideration shall not be less than NIS 0.01.
“Retirement”
means the termination of a Participant's employment as a result of his or her reaching the earlier of (i) the age of retirement as defined by Law; or (ii) the age of retirement specified in the Participant’s  employment agreement.

“Section 102”	means Section 102 of the Tax Ordinance.
“Section 102 Rules”	means the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003.
“Share(s)”	means an Ordinary Share of the Company, having a par value of NIS 0.01.
“Tax Ordinance”	means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated there under.
“Tax Track”
means one of the three tax tracks described under Section 102, specifically: (1) the “Capital Gains Track Through a Trustee”; (2) “Income Tax Track Through a Trustee”; or (3) the “Income Tax Track Without a Trustee”; each as defined in Sections 11.1-11.2, respectively.

“Term of the Options”	means, with respect to Granted but unexercised Options, the time period set forth in Section 9 below.
“Trustee”
means a Trustee appointed by the Company to hold in trust, Allocated Options and the Underlying Shares and/or Allocated Shares issued upon exercise of such Options or upon the Grant of Shares, as the case may be, on behalf of Participants.

“Underlying Shares”	means Shares issued or to be issued upon exercise of Granted Options all in accordance with the Plan

2.2	General

Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan shall include the plural and vice versa, and reference to one gender shall include the other, unless otherwise required by the context.

3.	Shares Available for Options

The total number of Options and/or Shares reserved for issuance under the Plan shall be up to 5% of the issued and outstanding share capital as of January 1 each year (e.g. if the issued and outstanding share capital as of January 1, 2011 is 1000, the number of Options and/or Shares reserved for issuance under the Plan as of January 1, 2011 shall be up to 20 Options and/or Shares). Such amount may be modified by the Board of Directors of the Company. Such number of Shares shall be subject to adjustment as required for the implementation of the provisions of the Plan, in accordance with Section 4 below.

In the event that Options or Shares Allocated under the Plan expire or otherwise terminate in accordance with the provisions of the Plan, such expired or terminated Options or Granted Shares shall become available for future Grants and Allocations under the Plan.

4.	Adjustments

In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, may (in its sole discretion) adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Option or Share Purchase Right.  Upon the occurrence of any such adjustment, references in this Plan to Shares and Underlying Shares shall be construed to mean the Shares of the Company subject to the Plan as so determined by the Administrator, following such adjustment.

5.	Administration of the Plan

5.1	Power

Subject to the Law, the Articles of Association of the Company, and any resolution to the contrary by the Company’s Board of Directors, the Administrator is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan; including, without limitation,

(A)	to determine:

(i)	the Participants in the Plan, and the number of Options and/or Shares to be Allocated for each Participant’s benefit;

(ii)	the time or times at which Options and/or Shares shall be Allocated;

(iii)	the Exercise Price for any Allocated Option and the Purchase Price due for any Allocated Share;

(iv)	whether, to what extent, and under what circumstances an Option and/or Granted Share may be settled, canceled, forfeited, exchanged, or surrendered;

(v)	any terms and conditions in addition to those specified in the Plan under which an Option and/or a Share may be Allocated;

(vi)	any measures, and to take actions such actions, as are deemed necessary or advisable for the administration and implementation of the Plan.

(B)	to interpret the provisions of the Plan and to take all actions resulting there from;

(i)
subject to Section 7, to accelerate the date on which any Allocated Option under the Plan becomes exercisable and/or cancel any restriction on the sale of Granted Shares, as detailed in Section 15 below;

(ii)	to waive or amend Plan provisions relating to exercise of Options, including exercise of Options after termination of employment, for any reason;

(iii)	to amend any of the terms of the Plan, or any prior determinations of the Administrator;

5.1	LIMITATIONS

Notwithstanding the provisions of Section 5.1 above, no interpretations, determinations or actions of the Administrator shall contradict the provisions of Section 102, and no waiver or amendment with respect to the Plan shall have a material adverse affect on any Participant’s rights in connection with any Allocated Option and/or Allocated Share under the Plan without receiving the consent of such Participant.

6.	ALLOCATION OF OPTIONS AND/OR SHARES

6.1	CONDITIONS FOR ALLOCATION OF OPTIONS AND/OR SHARES

Options and Shares may be Allocated at any time after:

(A)	the Plan has been approved by the necessary corporate bodies of the Company; and

(B)	the Trustee and the Plan have been approved by the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance; and

(C)	all other approvals, consents or requirements necessary by Law have been received or met.

6.2	DATE OF ALLOCATION

The date on which Options and/or Shares, as the case may be, shall be deemed Allocated under the Plan shall be the date on which the Company shall notify the Trustee that such Allocated Options and/or Allocated Shares, as applicable, have been Allocated in the name of the Trustee on behalf of a Participant.

7.	Exercise of Options; SALE OF SHARES

7.1	EXERCISE PRICE; PURCHASE PRICE

The Exercise Price per Underlying Share deliverable upon the exercise of an Option, as well as the Purchase Price for a Share, shall be determined by the Administrator. The Exercise Price or Purchase Price, as applicable shall be set forth in the Grant Letter. It should be noted that with respect to Cashless Options, the Exercise Price per share set forth in a Grant Letter will not be the actual amount paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating and determination of the number of shares to be issued to the Participant as the result of the exercise of a Cashless Option.

7.2	Vesting Schedule; Restriction on SALE

Unless otherwise determined by the Administrator, all Options and Shares allocated on a certain date shall, subject to continued employment with or service to the Company or Affiliate by the Participant, become (i) vested and exercisable, with respect to Options; and (ii) free from restrictions on the sale thereof, with respect to Shares, in accordance with the following vesting schedule:

(A)	33% of the Options and/or Shares, as the case may be, shall vest on the first anniversary of the Commencement Date.

(B)	8.375% of the Options and/or Shares, as the case may be, shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the Commencement Date.

(C)	In accordance with the above, all Options and or Shares, as the case may be, shall become fully vested by the third anniversary of the Commencement Date.

7.3	Minimum Exercise

No exercise of Options by any Participant shall be for an aggregate Exercise Price of less than $500, or such other minimum sum determined by the Administrator, unless the exercise is of all of the Participant’s Options that are vested as of the date of exercise.

An Option may not be exercised for fractional shares or for less than ten Shares.

The exercise of a portion of the Options Granted shall not cause the expiration, termination or cancellation of the remaining unexercised Options held by the Trustee on behalf of the Participant.

7.4	Manner of Exercise

An Option may be exercised by and upon the fulfillment of the following:

(A)	Notice of Exercise

The signing by the Participant, and delivery to both the Company (at its principal office) and the Trustee, of an exercise notice form as prescribed by the Administrator, including but not limited to: (i) the identity of the Participant, (ii) the number of Options to be exercised, and (iii) the Exercise Price to be paid (the “Notice of Exercise”).

(B)	Exercise Price

Options shall be exercised through a cashless exercise procedure pursuant to which each Option will entitle its holder, with the right to purchase Shares (subject to the adjustments described in Section 4 above), in accordance with the following formula (“Cashless Options”):

(1)	(A x B) - (A x C)
B

A = the number of Options the Participant requests to exercise as written in the Notice of Exercise;

B = the last quoted price in USD of the Shares on the OTCBB immediately prior to the Exercise Date;

C= the Exercise Price of each Option in USD;

The Company and/or the Trustee will make all applicable calculations with respect to the Exercise Price and the amount of Underlying Shares on the Exercise Date including the applicable exchange rate in effect on the Exercise Date and such calculation will be binding on the Participants.

Fractional Shares will be rounded down to the nearest whole number of Shares.

Following the Exercise Date, the Company will convert into share capital part of its profits within their meaning in section 302(b) of the Israeli Companies Law, of share premiums, or of any other source included in its equity in its last financial reports, in an amount equal to the aggregate nominal value of the Allocated Shares. In the event the Company has no profits for the purpose of the conversion under the Israeli Companies Law, such amount shall be remitted by the Participant to the Company as a condition to the exercise of the Option.

(C)	Allocation of Shares

Upon the delivery of a duly signed Notice of Exercise and the payment to the Company of the Exercise Price with respect to all the Options specified therein, the Company shall issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as the case may be.

7.5	PAYMENT FOR ALLOCATED SHARES

(A)	Payment of Purchase Price

Upon receipt of a Grant Letter from the Company, Participant will pay to the Company, by means agreed by the Company and such Participant, the Purchase Price multiplied by the amount of Allocated Shares.

(B)	Allocation of Shares

Upon receipt of the Purchase Price with respect to the relevant amount of Allocated Shares, the Company will issue the applicable amount of Shares to the Trustee (according to the applicable holding period).

8.	Waiver of Option Rights

At any time prior to the expiration of any Granted (but unexercised) Option, a Participant may waive his rights to such Option by a written notice to the Company's principal office. Such notice shall specify the number of Options Granted, which the Participant waives, and shall be signed by the Participant.

Upon receipt by the Company of a notice of waiver of such rights, such Options shall expire and shall become available for future Grants and Allocations under the Plan.

9.	Term of the Options

Unless earlier terminated pursuant to the provisions of this Plan or unless otherwise determined by the Administrator, all grants of Options will cease to be exercisable at 5:00 p.m. Israel time on the 7th anniversary of the Commencement Date of such Options.

10.	Termination of Employment

10.1	Voluntary Termination

(A)            If a Participant ceases to be an employee, director, or officer of the Company or Affiliate for any reason (“Termination of Employment”) other than death, Retirement, Disability or Cause, then any vested but unexercised Options on the date of Termination of Employment (as shall be determined by the Company or Affiliate, in its sole discretion), Allocated on the Participant’s behalf (“Exercisable Options”) may be exercised, if not previously expired, not later than the earlier of (i) 90 days after the date of Termination of Employment; or (ii) the Term of the Options.

All other granted Options for the benefit of Participant shall expire upon the date of Termination of Employment.

(B)           Any unvested Granted Shares at the date of Termination of Employment shall be forfeited.

10.2	Termination for Cause

(A)           In the event of Termination of Employment of a Participant for Cause, the Participant's right to exercise any unexercised Options, granted to such Participant, whether vested or not on the date of Termination of Employment, shall cease as of such date of Termination of Employment, and the Options shall thereupon expire.

If subsequent to the Participant's Termination of Employment, but prior to the exercise of Options Granted to such Participant, the Administrator determines that either prior or subsequent to the Participant's Termination of Employment, the Participant engaged in conduct which would constitute Cause, then the Participant’s right to exercise the Options Granted to such Participant shall immediately cease upon such determination and the Options shall thereupon expire.

The determination by the Administrator as to the occurrence of Cause shall be final and conclusive for all purposes of this Plan.

(B)           Any unvested Granted Shares at the date of Termination of Employment shall be forfeited.

10.3	Termination by Reason of Death, Retirement, or Disability

(A)           In the event of Termination of Employment of a Participant by reason of death, Retirement, or Disability, any vested but unexercised Options shall be exercisable in the case of death, by his or her estate, personal representative or beneficiary, or in the case of Retirement or Disability, by the Participant or his or her personal representative (as the case may be), upon the earlier of (i) 90 days after the date of Termination of Employment; or (ii) the Term of the Options.

All other granted Options for the benefit of Participant shall expire upon the date of Termination of Employment.

(B)           Any vested Granted Shares which are not sold within 90 days after the date of Termination of Employment, as detailed in Section 10.3 (A) above, shall be transferred by Participant under such terms and to such entities as may be instructed by the Company. Any Granted Shares which are unvested at the date of Termination of Employment, as detailed in Section 10.3 (A) above, will, if so directed by the Administrator, transferred to such entity, and under such terms as will be directed by the Administrator.

10.4	Exceptions

In special circumstances, pertaining to the Termination of Employment of a certain Participant, the Administrator may in its discretion decide to extend any of the periods stated above in Sections 10.1-10.3.

10.5	Transfer of Employment or Service

Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, a Participant’s right to Shares and/or Options or the exercise thereof that were Granted to him or her under this Plan, shall not be terminated or expire solely as a result of the fact that the Participant’s employment or service as an employee, officer or director changes from the Company to an Affiliate or vice versa.

11.	Trust Arrangement and Holding Period

11.1	Trustee Tax Tracks

If the Company elects to Grant Options and/or Shares through (i) the Capital Gains Track Through a Trustee, or (ii) the Income Tax Track Through a Trustee, then, in accordance with the requirements of Section 102, the Company shall appoint a Trustee who will hold in trust on behalf of each Participant the Allocated Shares, Allocated Options and the Underlying Shares issued upon exercise of such Options in trust on behalf of each Participant.

The Holding Period for the Granted Shares and Options will be as follows:

(A)
The Capital Gains Tax Track Through a Trustee – if the Company elects to Allocate the Options and/or Shares according to the provisions of this track, then the Holding Period will be 24 months from the end of the tax year in which the Options and/or Shares, as the case may be, were Allocated to the Trustee on behalf of the Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

(B)
Income Tax Track Through a Trustee – if the Company elects to Allocate Options and/or Shares according to the provisions of this track, then the Holding Period will be 12 months from the end of the tax year in which the Options and/or Shares, as the case may be, were Allocated to the Trustee on behalf of the Participant, or such shorter period as may be approved by the Israeli Tax Authorities.

Subject to Section 102 and the Rules, Participants shall not be able to receive from the Trustee, nor shall they be able to sell or dispose of the Granted Shares or Underlying Shares before the end of the applicable Holding Period.

In the event of a distribution of rights, including an issuance of bonus shares, in connection with Options and/or the Shares originally Allocated (the "Additional Rights"), all such Additional Rights shall be Allocated and/or issued to the Trustee for the benefit of Participants, and shall be held by the Trustee for the remainder of the Holding Period applicable to the Options and/or Granted Shares, as applicable, originally Allocated. Such Additional Rights shall be treated in accordance with the provisions of the applicable Tax Track.

11.2	Income Tax Track Without a Trustee

If the Company elects to Allocate Options and/or Shares according to the provisions of this track, then the Options and/or Shares will not be subject to a Holding Period.

11.3	Track Selection

The Company, in its sole discretion, shall elect under which of above three Tax Tracks each Option and/or Share is Granted and shall notify the Participant in the Grant Letter, which Tax Track applies to each Granted Option and/or Granted Share, as the case may be.

11.4	Concurrent Conditions

The Holding Period, if any, is in addition to the vesting period with respect to Options, and restriction period, with respect to Shares, as specified in Section 7.2 of the Plan or the Grant Letter. The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent terms and conditions for Options Granted and Shares Granted.

11.5	Trust Agreement

The terms and conditions applicable to the trust relating to the Tax Track selected by the Company, as appropriate, shall be set forth in an agreement signed by the Company and the Trustee (the “Trust Agreement”).

12.	Term of Shares Held In Trust

No Shares issued by the Company to the Trustee, nor Underlying Shares issued upon exercise of Options, shall be held by the Trustee on behalf of the Participant for a period longer than ten (10) years after the end of the Term of the Options. The Administrator shall instruct the Trustee as to the transfer of these Shares.

13.	Rights as a Shareholder

Unless otherwise specified in the Plan, a Participant shall not have any rights as a shareholder with respect to Shares issued under this Plan, until such time as the Shares shall be registered in the name of the Participant in the Company’s register of shareholders.

14.	No Special Employment Rights

Nothing contained in this Plan shall confer upon any Participant any right with respect to the continuation of employment by or service to the Company or Affiliate or to interfere in any way with the right of the Company or Affiliate, to terminate such employment or service or to increase or decrease the compensation of the Participant.

15.	Restrictions on Sale of Options and Shares

15.1	Options

Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent.

15.2	Shares

Unless otherwise determined by the Administrator, prior to the earlier of: (i) transfer of Shares from the Trustee to the Participant; or (ii) the sale of Shares, following the lapse of both the Holding Period and the applicable vesting period, on behalf of a Participant (whether they are Granted Shares or Underlying Shares), the Shares  may not be sold assigned, transferred, pledged, hypothecated or otherwise disposed of, except as stated below in this Section 15.

15.3	Mergers

In the event of a Merger Transaction, then, subject to obtaining the applicable approvals of the Israeli Tax Authorities, the Administrator in its sole discretion, shall decide:

(A)	if and how the vesting period of unvested Options and/or Shares that are subject to restriction, as the case may be, shall be accelerated;

(B)
if and how vested Options and Shares which are not subject to restriction, (including Options and Granted Shares with respect to which the vesting/restriction period has been accelerated according to Section 15.3.(a) shall be exercised, replaced and/or sold by the Trustee on the behalf of Participants; and

(C)
how Granted Shares and/or Underlying Shares issued upon exercise of the Options and held by the Trustee on behalf of Participants shall be replaced and/or sold by the Trustee on behalf of the Participant.

15.4	Lock Up

Notwithstanding the Holding Period, if the Company engages in a financing transaction, or conducts a public offering, at the request of the investors in such transaction or underwriters, as the case may be, the Administrator may determine that the Granted Shares and the Underlying Shares issued pursuant to the exercise of Options may be subject to a lock-up period of up to180 days, or such longer period of time as may be recommended by the Company’s Board of Directors, during which time Participants shall not be allowed to sell Shares.

16.	Voting

So long as the Company’s shares are traded on a stock exchange or quoted on an alternative trading system, each of the Granted Shares and the Underlying Shares shall entitle the holder thereof to one vote at shareholders meetings and written consents.  In the event the shares of the Company are no longer listed for trading on a stock exchange or quoted on an alternative trading system, shares issued to the Trustee for the benefit of a Participant, shall be voted by an irrevocable proxy assigned to Mr. Ofer Naveh, who has been appointed by the Company’s Board of Directors as a representative (the “Representative”).

(A)	The Company’s Board of Directors may, at its discretion, replace the Representative from time to time.

(B)
Shares subject to proxy shall be voted by the Representative on any issue or resolution brought before the shareholders of the Company in accordance with instructions of the Board of Directors of the Company.

(C)	Each Participant, upon execution of the irrevocable proxy specified above, undertakes to hold the Representative harmless from any and all claims related or connected to said proxy.

(D)
The Representative shall be indemnified and held harmless by the Company against any cost or expense (including attorneys’ fees) reasonably incurred by the Representative, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of the Shares subject to proxy, unless arising out of the Representative’s own fraud or gross negligence, to the extent permitted by applicable law. In the event the Representative shall have indemnification by virtue of other functions or services he or she performs for the Company or Affiliate (whether by agreement, insurance policy or decision of the appropriate corporate body(ies) of the Company and/or Affiliate), this indemnification shall be in addition to any such other indemnification.

17.	Tax Matters

This Plan shall be governed by, and shall conform with and be interpreted so as to comply with, the requirements of Section 102 and any written approval from the Israeli Tax Authorities. All tax consequences under any applicable law (other than stamp duty) which may arise from the Grant or Allocation of Shares and/or Options, from the exercise of Options or from the holding or sale of Granted Shares and/or Underlying Shares (or other securities issued under the Plan) by or on behalf of the Participant, shall be borne solely on the Participant. The Participant shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

If (a) the Company’s shares are no longer listed for trading on a stock exchange or quoted on an alternative trading system; and (b) the Company elects to Allocate Options and/or Shares according to the provisions of the Income Tax Track Without a Trustee (Section 11.2 of this Plan), and if prior to the Exercise of any and/or all of these Options or sale of such Granted Shares, such Participant ceases to be an employee, director, or officer of the Company or Affiliate, the Participant shall deposit with the Company a guarantee or other security as required by law, in order to ensure the payment of applicable taxes upon the Exercise of such Options and/or sale of Granted Shares, as the case may be.

18.	Withholding Taxes

Whenever an amount with respect to withholding tax relating to Options and/or Shares granted to a Participant and/or Underlying Shares issued upon the exercise thereof is due from the Participant and/or the Company and/or an Affiliate, the Company and/or an Affiliate shall have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto, and whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option and the sale of Granted Shares, or transferred thereafter, the Company and/or an Affiliate shall have the right to require the Participant to remit to the Company and/or to the Affiliate, or to the Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto, and if such amount is not timely remitted, the Company and/or the Affiliate shall have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

Until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Granted Shares, Options and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered, or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Granted Shares, Options and/or Underlying Shares may be validly transferred in accordance with Section 20 below, provided that the transferee thereof shall be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Participant were he or she to have survived.

19.	No Transfer of Options

The Trustee shall not transfer Options to any third party, including a Participant, except in accordance with instructions received from the Administrator.

20.	Transfer of Rights Upon Death

No transfer of any Granted Share and right to an Option or Underlying Share issued upon the exercise thereof by will or by the laws of descent shall be effective to bind the Company unless the Company shall have been furnished with the following signed and notarized documents:

(A)	A written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and of the transferee;

(B)
A written consent by the transferee to pay any amounts in connection with the Granted Shares, Options and Underlying Shares any payment due according to the provisions of the Plan and otherwise abide by all the terms of the Plan; and

(C)
any such other evidence as the Administrator may deem necessary to establish the right to the transfer of the Granted Share, Option or Underlying Share issued upon the exercise thereof and the validity of the transfer.

21.	No Right of Others to Options AND GRANTED SHARES

Subject to the provisions of the Plan, no person other than the Participant shall have any right with respect to Options Allocated on the Participant’s behalf under the Plan.

22.	Expenses and Receipts

The expenses incurred in connection with the administration and implementation of the Plan (including any applicable stamp duty) shall be borne by the Company. Any proceeds received by the Company in connection with the Allocation of Shares and exercise of any Option may be used for general corporate purposes.

23.	Required Approvals

The Plan is subject to the receipt, of all approvals required under Section 102 and the Law.

24.	Applicable Law

This Plan and all documents delivered or executed by the Company or Affiliate in connection herewith shall be governed by, and construed and administered in accordance with the Law.

25.	Treatment of Participants

There is no obligation for uniformity of treatment of Participants.

26.	No Conflicts

In the event of any conflict between the terms of the Plan and the Grant Letter, the terms of the Grant Letter shall prevail.

27.	Participant’s Undertakings

By entering into this Plan, each Participant thereunder  (1) agrees and acknowledges that he or she have received and read the Plan, and the Grant Letter; (2) undertakes all the provisions set forth in: Section 102 (including provisions regarding the applicable Tax Track that the Company has selected), the 102 Rules, the Plan, the Grant Letter and the Trust Agreement; and (3) subject to the provisions of Section 102 and the Rules, undertakes not to exercise the Options nor sell or release the Shares from trust before the end of the Holding Period.